June 13, 2013 VIA EDGAR AND HAND DELIVERY Jeffrey P. Riedler Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Conatus Pharmaceuticals Inc.

Confidential Draft Registration Statement on Form S-1

Submitted May 10, 2013

CIK No. 0001383701

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated June 6, 2013 with respect to the above-referenced confidential draft Registration Statement (the “Confidential Registration Statement”). We are responding to the Staff’s comments on behalf of Conatus Pharmaceuticals Inc. (“Conatus” or the “Company”) as set forth below. Simultaneously with the filing of this letter, Conatus is submitting via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), responding to the Staff’s comments and updating the Confidential Registration Statement. Courtesy copies of this letter and the Registration Statement (marked to show changes thereto) are being submitted to the Staff by hand delivery.

Conatus’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and Conatus’ response for each item below.

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Conatus’ Response: The Company acknowledges the Staff’s comment and will file all exhibits as soon as practicable.

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Conatus’ Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual or photographic information in the printed prospectus other than the Company’s logo which currently appears on the cover page of the Registration Statement and the other graphics that are presently included in Registration Statement. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to its use.

3.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Conatus’ Response: The Company respectfully advises the Staff that it will provide copies of such materials to the Staff under separate cover.

4.	Comments to your application for confidential treatment will be delivered under separate cover.

Conatus’ Response: The Company acknowledges the Staff’s comment.

Prospectus Summary, page 1

5.	We note that you disclose that the HCV-POLT study is currently designated as Phase 3 in the EU and Phase 2b in the United States. We also note that at times you refer to the trial for HCV-POLT as a Phase 3 trial. Please consistently refer to the HCV-POLT trial as a Phase 2b/Phase 3 trial.

Conatus’ Response: The Company has revised the disclosure throughout the Registration Statement, including on pages 1, 9, 11, 23, 26, 38, 46, 47, 60 and 72, to clarify in each instance that the HCV-POLT study is currently designated as Phase 3 in the EU and Phase 2b in the United States.

6.	We note that you disclose on page 62 that by returning apoptosis to normalized levels, emricasan may enable the balance between apoptosis and the body’s normal clearance mechanism for apoptosis to be restored. Please disclose how you anticipate the drug would be prescribed by physicians for patients or patient groups with HCV-POLT, ACLF, or CLF. In particular, please clarify if you believe that a particular patient population would need to take emricasan indefinitely, intermittently, or on a short-term basis. Please also disclose if there is any clinical information that casts doubt on this theory. We note that the company has observed the phenomenon of a gradual return of ALT towards baseline levels, and has studied potential instances of a biochemical flare post treatment.

Conatus’ Response: The Company has revised pages 3, 73, 74 and 75 of the Registration Statement to disclose how it anticipates emricasan might be prescribed by physicians for patients or patient groups with HCV-POLT, ACLF, or CLF. The Company respectfully advises the Staff that such expectations around potential dosing of emricasan is subject to the results of the Company’s planned clinical trials and any regulatory-approved product labeling, and has updated the disclosure accordingly. The Company has also revised page 66 of the Registration Statement to clarify that biochemical flare and overshoot has occurred in patients randomized to both placebo and emricasan in certain of its clinical trials, which suggests that the occurrences may be part of the natural variability of ALT or AST levels in the patient population under study.

The Offering, page 5

7.	We note your disclosure on page 37. Please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to the Phase 2b clinical trial of emricasan in ACLF patients. If you plan to allocate funds to multiple trials, please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to each of the applicable trials. Please disclose if the allocated funds will not be sufficient to fully fund each given trial.

Conatus’ Response: The Company has revised pages 26, 38 and 47 of the Registration Statement to clarify the amount of net proceeds the Company intends to use for clinical development of emricasan (which exact amount will be disclosed in a future pre-effective amendment to the Registration Statement that includes pricing information), and to disclose that such proceeds will allow the Company to complete its planned Phase 2b ACLF trial, Phase 2b/3 HCV-POLT trial and Phase 2b CLF trial. The Company respectfully submits to the Staff that it believes this information regarding the specific trials the Company will be able to fund with the proceeds is what is material in terms of an investor’s understanding of the principal uses of the proceeds from the offering and the Company’s future operations, and that given such proceeds are expected to fully fund such trials, the exact amount allocated between each of these trials should not be viewed as material to an investor’s understanding with respect to such anticipated use of proceeds.

Risk Factors

Clinical drug development involves uncertain outcomes…,page 9

8.	Please expand your disclosure to include the termination of product candidate CTS-1027, and the aggregate operating expenses applied to researching this product candidate.

Conatus’ Response: The Company has revised page 10 of the Registration Statement in response to the Staff’s comment.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful…,page 28

9.	We note your disclosure on page 82 that you are not currently party to any material legal proceedings. If there has been any litigation in the past concerning one of your material patents, please describe the nature of this litigation and its resolution in this risk factor. Furthermore, if you have received any notice of infringement from any third party, please expand your disclosure to disclose the notice and the circumstances relating thereto.

Conatus’ Response: The Company supplementally advises the Staff that as of the date hereof, there has not been any litigation concerning one of the Company’s material patents and the Company has not received any notice of infringement from any third party.

Special Note Regarding Forward-Looking Statements, page 36

10.	Please delete the statement that investors “should not rely on these forward-looking statements as predictions of future events” on page 36.

Conatus’ Response: The Company has revised page 37 of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 37

11.	We note that you state that you believe funding from this offering will allow you to complete the Phase 2b clinical trial of emricasan in ACLF patients on page 37. We also note that you believe you will need to raise additional funds to complete your other planned clinical trials on page 37. Please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to the Phase 2b clinical trial of emricasan in ACLF patients. If a portion of the funds are intended to be used to fund or partially fund the Phase 2b/Phase 3 HCV-POLT trial and/or the Phase 3 CLF trial, please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to each aforementioned trial. If the funds will not be sufficient to fully fund a given trial, please disclose the expected total cost of that trial.

Conatus’ Response: The Company respectfully refers the Staff to the Company’s response to Comment No. 7 and the updates to disclosure referred to therein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

12.	We note on page 44 that you expect to initiate the Phase 3 HCV-POLT trial in the second half of 2013 and the Phase 2b CLF trial in the second half of 2014. We also note on page 37 that you do not expect to have sufficient funds from this offering to complete the Phase 3 HCV-POLT trial or Phase 2b CLF trial. We also note on page 45 that you expect to have sufficient funds to operate for at least the next 12 months. Please clarify if you intend to use a portion of the proceeds to start but not complete the HCV-POLT and/or CLF trial, and disclose how you plan to fully fund these trials.

Conatus’ Response: The Company has revised pages 26, 38 and 47 of the Registration Statement to clarify that it expects the net proceeds from the offering will allow it to complete its planned Phase 2b ACLF trial, Phase 2b/3 HCV-POLT trial and Phase 2b CLF trial.

13.	If this offering will trigger the acceleration of the promissory note due to Pfizer, please disclose the circumstances relating thereto.

Conatus’ Response: The Company respectfully advises the Staff that the offering will not trigger acceleration of the Pfizer promissory note.

14.	Please disclose the material termination provisions of the sublicense agreement with Idun Pharma and the termination provisions of the related license agreements between Idun Pharma and Thomas Jefferson University described on page 73.

Conatus’ Response: The Company has revised page 77 of the Registration Statement in response to the Staff’s comment.

Financial Overview

Research and Development Expenses, page 45

15.	Please separately disclose the total costs incurred from project inception to date for emricasan.

Conatus’ Response: The Company has revised page 47 of the Registration Statement in response to the Staff’s comment.

Critical Accounting Policies and Significant Judgments and Estimates

Common Stock Value, page 48

16.	Please disclose the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Conatus’ Response: The Company respectfully advises the Staff that management did obtain contemporaneous valuations of its common stock by an unrelated valuation specialist, and has revised page 50 of the Registration Statement accordingly.

17.	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Conatus’ Response: The Company acknowledges the Staff’s comment and will provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance once it has disclosed an estimated offering price.

Summary of Stock Option Grants, page 50

18.	Confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

Conatus’ Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has disclosed all stock options granted through the date of filing of the Registration Statement and will continue to update the disclosure for any future options granted through the effective date of the Registration Statement.

Results of Operations

Research and Development Expenses, page 52

19.	Please provide a quantitative discussion of the nature of research and development expenses for each period presented.

Conatus’ Response: The Company has revised page 55 of the Registration Statement in response to the Staff’s comment.

Business, page 55

20.	Please estimate the amount spent on research and development for the past 3 years as required by Regulation S-K Item 101(c)(1)(xi).

Conatus’ Response: The Company has revised page 87 of the Registration Statement in response to the Staff’s comment.

Executive and Director Compensation

2012 Summary Compensation Table, page 92

21.	Please include the commitment to award cash incentives to Drs. Mento, Spada, and Burgess as described on page 95 in the 2012 Summary Compensation Table.

Conatus’ Response: The Company has revised page 99 of the Registration Statement in response to the Staff’s comment. The cash incentives for Drs. Mento, Spada and Burgess described on page 99 have not yet been earned by the executives. At the end of 2012, the compensation committee of the Company’s board of directors determined to award cash incentive awards for 2012 for each of our employees, other than our named executive officers. The annual cash incentive award payments under our annual cash incentive program are within the discretion of our compensation committee. After taking into consideration the cash position of the company at the end of 2012, the compensation committee exercised such discretion and determined not to award annual cash incentive awards for 2012 to Drs. Mento, Spada and Burgess at that time. Instead, the compensation committee determined to create a retention program pursuant to which each executive would be entitled to receive a cash award upon the receipt of acceptable non-dilutive financing by the Company as determined by the board of directors, and each executive officer’s continued employment by the Company on the date of payment of such award. As a result, the Company does not believe the foregoing awards have been earned by the executives, as they are specifically subject to the achievement of the following conditions: (1) achievement of a performance goal (e.g., the receipt of acceptable non-dilutive financing by the Company as determined by the board of directors) and (2) continued employment through the date of payment. In accordance with Compliance and Disclosure Interpretation 119.17, the Company does not believe such amounts should be included in Summary Compensation Table as compensation for 2012. However, if and when, the relevant performance conditions are achieved, the Company will include such awards in the Summary Compensation Table for the year in which they are earned.

Description of Capital Stock

General, page 121

22.	On page 121, please clarify that there will be no shares of preferred stock outstanding after completion of the offering and whether the amended certificate of incorporation will be amended to delete reference to the current convertible preferred shares. See Regulation S-K Item 202(a)(4) for guidance.

Conatus’ Response: The Company has revised page 126 of the Registration Statement in response to the Staff’s comment.

23.	Please state the approximate number of holders of common stock at the time of the offering.

Conatus’ Response: The Company has revised page 126 of the Registration Statement in response to the Staff’s comment.

Shares Eligible for Future Sale, page 125

24.	On page 125, please state the number of shares that are subject to a lock-up, and the shares that can be sold under Rule 144 that are not subject to a lock-up. See Item 201(a)(2) for guidance.

Conatus’ Response: The Company has revised page 131 of the Registration Statement in response to the Staff’s comment.

Lock-Up Agreements, page 125

25.	Once available please file copies of each of the lock-up agreements.

Conatus’ Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the form of lock-up agreement described on page 130 of the Registration Statement will be filed as an exhibit to the Underwriting Agreement, which is Exhibit 1.1 to the Registration Statement and will be filed in a pre-effective amendment to the Registration Statement.

Financial Statements, page F-1

26.	Please provide interim financial statements for the quarterly period ended March 31, 2013 as well as updated disclosures. Please be sure to include a footnote that describes your accounting for the Idun Pharma spin-off and please tell us the authoritative literature that you relied upon.

Conatus’ Response: The Company has revised the Registration Statement to provide interim financial statements for the quarterly period ended March 31, 2013 as well as updated related disclosures. The Company has also updated the disclosure in Note 12 of the consolidated financial statements on pages F-22 and F-23 of the Registration Statement which describes the Idun Pharmaceuticals, Inc. spin-off. The Company respectfully advises the Staff that the Company has relied upon the guidance in ASC 845-10-30-10, Nonreciprocal transfers with owners, and noted accounting for the distribution of nonmonetary assets to owners of an entity in a spin-off shall be based on the recorded amount of the nonmonetary assets distributed. The Company recognized a reduction in equity equal to the historical carrying value of the assets of Idun Pharmaceuticals Inc., as required by this guidance.

Information Not Required in Prospectus

Undertakings, page II-5

27.	Please delete the undertakings labeled number (3) and (4) on pages II-5 and II-6.

Conatus’ Response: The Company has revised page II-5 of the Registration Statement in response to the Staff’s comment.

*    *    *

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cheston J. Larson, Esq.

Cheston J. Larson, Esq.

of LATHAM & WATKINS LLP

Enclosures

cc:	Matthew Jones, Securities and Exchange Commission
Steven J. Mento, Ph.D., Conatus Pharmaceuticals Inc. Matthew T. Bush, Esq., Latham & Watkins LLP Christopher G. Geissinger, Esq., Latham & Watkins LLP